UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to____________

Commission file number 333-03097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LA-Z-BOY INCORPORATED
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan the address of its principal executive office:

LA-Z-BOY INCORPORATED
1284 North Telegraph Road
Monroe, Michigan 48162
Telephone (734) 242-1444

La-Z-Boy Incorporated
Retirement Savings Plan

Index to Financial Statements and Supplemental Information	Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	5

Notes to Financial Statements	6-15

Supplemental Information

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010	16

Exhibits

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the La-Z-Boy Incorporated Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Incorporated Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP
Detroit, Michigan
June 20, 2011

La-Z-Boy Incorporated
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
Assets

Investments, at fair value (see Note 5)	$116,389,416	$110,018,956
Participant notes receivable	7,301,859	7,326,442
Employee contributions receivable	62,094	51,179
Employer contributions receivable	22,865	19,147
Assets available for benefits	123,776,234	117,415,724

Liabilities

Excess contributions payable to participants (see Note 3)	125,472	151,795
Net assets available for benefits, at fair value	123,650,762	117,263,929

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(287,430)	—

Net assets available for benefits	$123,363,332	$117,263,929

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010
Additions:

Investment income:
Net appreciation in fair value of investments	$9,224,310
Interest and dividend income	1,764,126
Net investment income	10,988,436

Interest income on notes receivable from participants	397,476

Contributions:
Participant	6,431,871
Employer	2,024,972
Rollovers	242,318
Total contributions	8,699,161

Total additions	20,085,073

Deductions:

Benefits paid to participants	13,950,694
Administrative expenses	34,976
Total deductions	13,985,670

Net increase	6,099,403

Net assets available for benefits:

Beginning of year	117,263,929

End of year	$123,363,332

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

Note 1: Description of the Plan

The following description of the La-Z-Boy Incorporated Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

La-Z-Boy Incorporated (the "Company") sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration, which oversees the investment options selected for the Plan.  Mercer Trust Company ("Mercer") serves as the trustee of the Plan, and Mercer HR Outsourcing is the record keeper for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On December 30, 2008 the Plan was amended to ensure compliance with Internal Revenue Code Section 409A.  In addition, this amendment eliminated the employer matching contribution beginning January 1, 2009.

On December 31, 2009 the Plan was amended to reinstate the employer matching contribution effective beginning January 1, 2010.

Participation and Eligibility

Employees who have completed at least 90 days of service following their first day of employment and have attained the age of eighteen are eligible to become participants effective as of the next day after they meet these requirements, with the exception of the Company’s ineligible subsidiaries. Employees of ineligible subsidiaries are not allowed to participate in the Plan.

Vesting

Participants are always fully vested in their own deferral accounts. Participants become vested 25% in employer matching contributions after one year of service and vest an additional 25% each year thereafter, becoming 100% vested after four years.  Notwithstanding the foregoing schedule, a participant becomes 100% vested in the employer matching contributions upon attaining “normal retirement age” as defined by the Plan.

Contributions

Contributions to the Plan consist of the following:

a)
participants are permitted to make elective participant compensation deferral contributions in an amount up to ninety-nine percent of eligible compensation, not to exceed $16,500 in 2010.  All employees who are eligible to make salary deductions under this Plan and who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v), which were limited to $5,500 in 2010;

b)
the Plan provides for employer matching contributions as a percentage of participant’s elective contributions that does not exceed a percentage of the participant’s compensation for the payroll period;

c)	any forfeiture restoration amounts for participants with breaks in service; and

d)
amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or “rollovers” from selected eligible individual retirement arrangements.

Forfeitures

The forfeited, non-vested portion of a terminated participant’s account may be used to reinstate previously forfeited account balances of former participants, pay administrative expenses of the Plan or reduce the Company’s matching contribution. During 2010, $67,084 of employer matching contributions were forfeited by terminated employees before those amounts became vested.  During 2010, forfeited non-vested balances in the amount of $263,743 were used to offset the Company's matching contributions or Plan administrative expenses and $138,104 remains available to be used as an offset to matching contributions or administrative expenses as of December 31, 2010.  At December 31, 2009 $342,413 remained available to be used as an offset to matching contributions or administrative expenses.

Voting Rights and Dividends

Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants. Each participant who has a vested interest in the Company Stock Fund may elect to receive cash dividends that are paid on shares of Company stock. Cash dividends that are distributed under this election shall be paid not later than ninety days after the close of the Plan year in which the cash dividends are paid, and are treated as "benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits. If a participant does not elect to receive cash dividends, cash dividends that are paid on shares of Company stock are reinvested in the Company Stock Fund.

Plan Benefits

Participants having four years of service under the Plan or attaining “normal retirement age” as defined by the Plan are entitled to the full value of their accounts. The value of a participant’s account will be paid as soon as administratively feasible after the date on which he or she terminates or retires.    Each active participant's account is credited with the participant's contributions, the Company's contributions, and any earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

If a participant’s total vested account balance is $1,000 or less, the benefit payment will be made in the form of a lump sum cash payment. The participant also may elect to receive the entire portion of their account that is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. Participants are entitled to receive benefit payments in one or more of the following methods:

a)	lump sum payment; or

b)
payments over a certain period in monthly installments.  The period over which such payment is to be made shall not extend beyond the earlier of the participant's life expectancy (or the life expectancy of the Participant and the Participant's designated Beneficiary) or the limited distribution period provided for in section 7.5(b) of the Plan.

Death Benefits

Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant’s account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

Disability Benefits

Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

Hardship or Financial Need

Upon application by the participant, the Board may direct distribution of such participant’s funds to alleviate extreme hardship. In no event shall the amount exceed 100% of the Participant’s Elective Account. The distribution shall be subject to personal income taxes.

Participant Notes Receivable

The Plan allows for loans to participants and beneficiaries.  Participant and beneficiary loans may not be made for less than $1,000 or exceed the lesser of (i) $50,000 or (ii) 50% of the participant’s account balance less any current outstanding loans.  The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence, for which the term may be up to a reasonable period.  At December 31, 2010, such loans had interest rates ranging from 4.25% to 9.25% with maturity dates ranging from 2011-2019.  As participant loans are repaid through payroll deduction, the amounts are allocated to the investment fund according to the participant’s most recent election with respect to current contributions. If a participant loan is in default, the participant shall be treated as having received a taxable deemed distribution.

Expenses of the Plan

Trustee fees and investment management fees are paid by Plan participants based on participation in the various funds.  Loan fees are paid by the participants. All other Plan expenses, including administrative and professional fees, are paid by the Company.

Allocation of Assets

Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts each pay period, except for certain divisions which match on a less frequent schedule. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance. Trustee fees are allocated to participant accounts.

Investment Options

The Plan provides participants with several mutual fund, common collective trust fund and stable value fund investment options, as well as the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock.  However, the Company Stock Fund was removed as an investment option for new contributions effective August 1, 2006.

Participant fund allocations are made in increments of one percent and participants may change their allocation of contributions among the investment options and transfer amounts between investment options on a daily basis.

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the common collective trust relating to investment contracts, as well as the adjustment of the common collective trust relating to fully benefit responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

New Accounting Standards

In September 2010 the Financial Accounting Standards Board issued guidance amending how loans to participants should be classified and measured by defined contribution pension benefit plans.  This guidance requires that loans to participants be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest.  Because loans to participants are no longer measured at fair value, fair value measurements and disclosures are not applicable. This standard was applied retrospectively to all prior periods presented, and was adopted for the year ended December 31, 2010.

In May 2011, the Financial Accounting Standards Board issued guidance on improving the comparability of fair value measurements presented and disclosed in financial statements that are prepared in accordance with U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards.  The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

Investment Valuation

Investments are stated at fair value.  Investments in securities traded on a national securities exchange are valued based on published quotations at the closing of business on the last business day of the plan year. Mutual fund investments are valued based on the quoted market prices as of the last business day of the plan year.

Stable Value Fund – the contract value of the Wells Fargo Stable Value Fund was $13,048,036 and $0 at December 31, 2010 and 2009, respectively.  The fair value of the fund was $13,335,466 and $0 at December 31, 2010 and 2009, respectively.  The estimated fair value of the collective trust fund is net asset value, exclusive of the adjustment to contract value.  The use of net asset value as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments or significant restrictions on redemptions, nor does the Plan have restrictions on redemptions.

Collective Trust Fund – The collective trust fund is valued on a unit value basis either on a monthly or quarterly basis by the fund manager or general partner and is reviewed by the Plan’s fiduciaries for reasonableness.  The fair value of this investment is determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities.  In the event that a fund manager’s or general partner’s valuation is not deemed reasonable, fair value is determined by the fair value policies prescribed by the trust agreement.  There are no unfunded commitments in this fund.  The redemption frequency and notice period for this fund is daily.  This fund invests in the S&P Index fund which invests in U.S. traded equities and cash.

Net Appreciation and Depreciation of Investments

Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation.  Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold, or cost if acquired during the year.  Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

Investment transactions are reflected on a trade-date basis.  Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date.  Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Benefits

Payment of benefits is recorded when paid.

Note 3: Non-discrimination Testing

The results of the non-discrimination tests indicated that $125,472 and $151,795 of excess contributions in 2010 and 2009, respectively, need to be returned to participants and were considered a liability of the Plan as of the respective year-end.

Note 4:  Investments

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009:

	December 31,
	2010	2009
JPMorgan Core Bond Fund	$17,909,541	$17,410,066
Wells Fargo Stable Value Fund	13,048,036	—
Ivy Mid Cap Growth Fund	12,557,254	—
NT Collective S&P 500 Index Fund	9,410,770	—
La-Z-Boy Incorporated common stock	9,282,814	11,247,597
Harbor International Fund	8,402,980	8,447,436
Vanguard Wellington	8,112,875	7,553,312
Fidelity Freedom 2020 Fund	7,237,419	6,114,241
Putnam Money Market Fund	—	14,071,063
Van Kampen Growth Fund	—	10,217,758
S&P 500 Index Fund	—	8,750,731

During 2010, the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) appreciated (depreciated) by $9,224,310 as follows:

Mutual funds	$8,006,468
Collective trust funds	1,600,829
La-Z-Boy Incorporated common stock	(382,987)
$9,224,310

Note 5:  Investments at Fair Value

Accounting standards require the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The various levels of the fair value hierarchy are described as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access.

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Accounting standards require the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Ready-mixed funds	$21,822,765	$—	$—	$21,822,765
Growth funds	17,734,976	—	—	17,734,976
Blended funds	3,531,210	—	—	3,531,210
Value funds	23,361,874	—	—	23,361,874
Income funds	17,909,541	—	—	17,909,541
Total mutual funds	84,360,366	—	—	84,360,366

Common Collective Trusts
NT Collective S&P 500 Index fund	$—	$9,410,770	$—	$9,410,770
Wells Fargo Stable Value Fund	—	13,335,466	—	13,335,466
Growth funds	—	22,746,236	—	22,746,236

La-Z-Boy Incorporated common stock	9,282,814	—	—	9,282,814
Total assets at fair value	$93,643,180	$22,746,236	$—	$116,389,416

Assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Ready-mixed funds	$18,351,257	$—	$—	$18,351,257
Growth funds	14,766,284	—	—	14,766,284
Blended funds	12,073,798	—	—	12,073,798
Value funds	18,210,646	—	—	18,210,646
Income funds	35,369,374	—	—	35,369,374
Total mutual funds	98,771,359	—	—	98,771,359

La-Z-Boy Incorporated common Stock	11,247,597	—	—	11,247,597
Total assets at fair value	$110,018,956	$—	$—	$110,018,956

Note 6:  Party-in-interest

Investments in the Company Stock Fund consist of 1,029,137 and 1,180,231 shares of La-Z-Boy Incorporated common stock at December 31, 2010 and 2009, respectively.

Participant notes receivable consist of $7,301,859 and $7,326,442 at December 31, 2010 and 2009, respectively.

Note 7:  Tax Status of the Plan

The Plan obtained its latest determination letter on June 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability of disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2004.

Note 8:  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.

Note 9:  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of those securities will occur in the near term that would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Note 10: Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits on the financial statements to Form 5500 as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Net assets available for benefits per financial statements	$123,363,332	$117,263,929
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit responsive investment contracts	287,430	—
Net assets available for benefits per Form 5500	$123,650,762	$117,263,929

The following is a reconciliation of changes in net assets available for benefits on the financial statements to Form 5500 as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Total investment income per financial statements	$10,988,436	$27,962,501
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit responsive investment contracts	287,430	—
Net investment income per Form 5500	$11,275,866	$27,962,501

La-Z-Boy Incorporated
Retirement Savings Plan
Plan Number 015
EIN 38-0751137

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(c)
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Number of Shares Outstanding	Cost	Fair Value
	JPMorgan Core Bond Fund	Mutual fund - 1,560,237	**	$17,909,541
	Wells Fargo Stable Value Fund	Common Collective Trust - 286,204	**	13,335,466
	Ivy Mid Cap Growth Fund	Mutual fund - 717,968	**	12,557,254
	NT Collective S&P 500 Index Fund	Common Collective Trust - 81,474	**	9,410,770
*	La-Z-Boy Incorporated common stock	Common Stock - 1,029,137	**	9,282,814
	Harbor International Fund	Mutual fund - 138,778	**	8,402,980
	Vanguard Wellington	Mutual fund - 151,050	**	8,112,875
*	Participant Loans	Participant loans carrying an interest rate of 4.25% to 9.25% and maturity dates ranging from 2011-2019.	**	7,301,859
	Fidelity Freedom 2020 Fund	Mutual fund - 524,831	**	7,237,419
	Fidelity Freedom 2030 Fund	Mutual fund - 412,038	**	5,673,766
	T. Rowe Price Blue Chip Growth Fund	Mutual fund - 135,898	**	5,177,722
	Fidelity Freedom 2040 Fund	Mutual fund - 584,916	**	4,685,180
	Loomis Sayles Value Fund A	Mutual fund - 227,870	**	4,236,109
	Victory/Diversified Stock Fund	Mutual fund - 226,215	**	3,531,210
	Artisan Mid Cap Value Fund	Mutual fund - 129,976	**	2,609,910
	Fidelity Freedom 2010 Fund	Mutual fund - 184,433	**	2,506,450
	Fidelity Freedom Income Fund	Mutual fund - 77,027	**	868,863
	Fidelity Freedom 2050 Fund	Mutual fund - 62,093	**	582,437
	Fidelity Freedom 2000 Fund	Mutual fund - 22,500	**	268,650
				$123,691,275

* La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.  All investments other than La-Z-Boy stock are mutual funds or common collective trust funds.

**Cost information for participant-directed investments has been omitted, as permitted by Section 2520.103- 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LA-Z-BOY INCORPORATED
RETIREMENT SAVINGS PLAN

By La-Z-Boy Incorporated
Plan Administrator

Date: June 20, 2011	BY:	/s/ Margaret L. Mueller
Margaret L. Mueller
Corporate Controller On behalf of the registrant and as Chief Accounting Officer